Press Release
Issued on behalf of RELX N.V.

For immediate release
21 April 2016

RELX N.V. AGM 20 April 2016

RELX N.V. announces that the Annual General Meeting of Shareholders (AGM), held in Amsterdam on 20 April 2016, approved the 2015 Annual Financial Statements and determined the total dividend for 2015 at € 0.403 per share of € 0.07 nominal value. After taking account of the interim dividend of € 0.115 per share paid in August 2015, the final dividend amounts to € 0.288 per share.

All other resolutions were approved by the AGM. These include: the appointment of Mrs Carol Mills and Mr Robert McLeod as non-executive directors for the first time, the re-appointment of Erik Engstrom and Nick Luff as executive directors and the re-appointment of all non-executive directors with the exception of Lisa Hook and Robert Polet, who both did not offer themselves for re-appointment and who will retire with effect from the conclusion of the AGMs.

The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Total votes cast	Votes
					(excluding votes	withheld
					withheld)
		-		-
4. Adoption of the 2015 Annual Financial Statements	692,036,867	99.44	3,877,399	0.56	695,914,266	4,238,452

5a. Release from liability of executive directors	681,527,791	99.02	6,765,017	0.98	688,292,808	11,859,910

5b. Release from liability of non-executive directors	681,529,505	99.02	6,763,170	0.98	688,292,675	11,860,043

6. Determination and distribution of dividend	698,297,910	99.93	477,649	0.07	698,775,559	1,377,159

7. Appointment of external auditors	698,341,925	99.75	1,781,508	0.25	700,123,433	29,285

8a. Appointment Carol Mills	699,531,198	99.92	594,475	0.08	700,125,673	27,045

8b. Appointment Robert McLeod	685,428,270	97.90	14,694,512	2.10	700,122,782	29,936

8c. Re-appointment Anthony Habgood	696,673,864	99.51	3,456,962	0.49	700,130,826	21,892

8d. Re-appointment Wolfhart Hauser	694,157,758	99.15	5,969,423	0.85	700,127,181	25,537

8e. Re-appointment Adrian Hennah	687,215,586	98.91	7,597,122	1.09	694,812,708	5,340,010

8f. Re-appointment Marike van Lier Lels	698,333,325	99.74	1,791,784	0.26	700,125,109	27,609

8g. Re-appointment Linda Sanford	698,785,155	99.81	1,340,172	0.19	700,125,327	27,391

Resolution	For	%	Against	%	Total votes cast	Votes
					(excluding votes	withheld
					withheld)
		-		-
8h. Re-appointment Ben van der Veer	699,225,761	99.87	899,360	0.13	700,125,121	27,597

9a. Re-appointment Erik Engstrom	699,203,753	99.89	803,227	0.11	700,006,980	145,738

9b. Re-appointment Nick Luff	698,022,301	99.70	2,102,651	0.30	700,124,952	27,766

10a. Delegation to the Board of the authority to acquire shares in the Company	690,477,479	98.62	9,644,510	1.38	700,121,989	30,729

10b. Proposal to reduce the capital of the Company by cancellation of up to 30 million ordinary shares held in treasury	698,740,645	99.80	1,380,935	0.20	700,121,580	31,138

11a. Designation of the Board as authorised body to issue shares and to grant rights to acquire shares in the capital of the Company	590,189,023	84.30	109,934,338	15.70	700,123,361	29,357

11b. Extension of the designation of the Board as authorised body to limit or exclude pre-emptive rights to the issuance of shares	601,049,124	86.26	95,754,934	13.74	696,804,058	3,348,660

The shares represented were good for 700,152,718 million, which is 71.14% of our issued share capital.

Note:
Votes ‘withheld’ are not counted in the calculation of the proportion of votes ‘for’ or ‘against’ a resolution.

-ENDS-